

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 2, 2017

<u>Via E-mail</u>
Mr. Ritch N. Wood
Chief Financial Officer
Nu Skin Enterprises, Inc.
75 West Center Street
Provo, UT 84601

      Re: **Nu Skin Enterprises, Inc.**
             Form 10-K for the Year Ended December 31, 2015
             Filed February 18, 2016
             File No. 001-12421

Dear Mr. Wood:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     /s/Craig Arakawa

                                     Craig Arakawa
                                     Accounting Branch Chief
                                     Office of Beverages, Apparel and Mining